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INVEST IN **AI TV @ MYSTREME**

World's First Fan-Owned TV Service | AI streams everything you love in one app

LEAD INVESTOR

Andrew Winnett Business Owner

I am excited to invest in Mystreme because this truly is the future of streaming! This company is solving one of the biggest problems in the streaming world. I cannot tell you how many times I have spent 30 minutes looking for a show or movie only to get fed up and go back to what I know is good. Now we get access to literally everything under one roof. How convenient! Plus I no longer have to try to sign up and manage several streaming logins and passwords. What a pain that was! The future of streaming is here! Thank you Mystreme!

Invested $25,000 this round

mystreme.com Santa Barbara California

Technology Entertainment Film AI Media

Highlights

1. STREAM ALL YOUR VIDEOS from one service –MyStreme aims to be like Spotify for video.

2. MY TV BOT: Your Ai concierge and cross-channel search engine for finally finding movies you want.

3. SET BOUNDARIES: Watch ANYTHING you want with ANYONE you want. Just set it to skip the "Oh No" scenes

4. THE $192B NICHE: AI TV learns your preferences and creates new experiences beyond your imagination.

5. THE PEOPLE'S NETWORK: We are crowdfunding the world's first Fan-Owned TV network – Designed by you!

Our Team



Robert Ghim Founder | International CEO of MyStreme

Robert has served as the Head of Strategic Planning for Dongwha Group in South Korea, Managing Director/CEO of Genesis Advisors after being recruited by Lennox Global Financial, and the CEO of iCommunication Dynamics.



Charles Hasek Founder | North American CEO of MyStreme

Charles is a global leader in building and operating successful video streaming services, including Layer 3 and T-Mobile, has been granted 63 U.S. patents and is recognized as a key engineering contributor to 7 Technical Emmy Awards.



John J. Lee, Jr. MyStreme Founder | Chairman | CEO of OneDoor Studios

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.



Dan Cobb Chief Marketing Officer



23 time Emmy Award-winning advertising executive, innovator and patent holder for TV streaming with boundaries. For over 30 years Daniel served world-class brands: Disney, Warner Bros., Chick-fil-A, Sony, Papa John's and PizzaAndAMovie.com with Paramount.



Stephen Wollwerth MyStreme Founder | Executive VP and CCO of OneDoor Studios

Stephen is a seasoned writer, director, producer, cinematographer and editor. His content has been seen all over the world, and includes productions for Fox Sports, National Geographic, and a PBS Docuseries watched by millions.



Jason Brents MyStreme Founder | President and COO of OneDoor Studios

As OneDoor's COO, Jason continues to oversee all of its entities, developing their in-house story properties and connecting OneDoor Studios with its various production partners, helping set OneDoor's development funding and bank production financing.



Thomas Elisher VP of Project Management

Thomas has several years of high-level project management experience developing tools and standard operating procedures to maintain the scope, schedule, and budget for dozens of concurrent projects.



Tyler Harman Campaign Strategist

Worked with hundreds of early-stage startups to come up with marketing strategies to acquire new customers & investors growing from tiny startups to brands with tens of millions of dollars of company valuations (and in some cases hundreds of millions).



Ryan Demore



Heidi Mortensen

MyStreme Overview


MYSTREME
THE WAY STREAMING WAS MEANT TO BE
ALL YOUR MOVIES, SHOWS, AND HOBBIES IN ONE PLACE.

60% DEMAND A CHANGE!

...Got multiple subscriptions? Multiple boxes and controllers? Jumping from app to app? Paying for services you don't use, and you don't even like?? STOP THE CRAZY!

EMPLOY YOUR PERSONAL TV BOT: According to Accenture, 60% of the global population is frustrated and demanding a single login. They want to eliminate managing multiple services. Our idea was simple. Let artificial intelligence do it. Then, we explored what else MyStream's TV Bot could do to simplify TV. Wow, we can't even tell you...YET. The music industry got streaming figured out...be a part of the next generation of video streaming with AI TV.

AI TV IS SMART TV

GET SERVICES ONLY ARTIFICIAL INTELLIGENCE CAN PROVIDE...

- **Participation Tech:** Finally, get a voice in the world's first streaming TV network owned by the people!
- **Set Personal Boundaries** and make sure your family is safe from unwanted content.
- **Your personal TV Bot** will use AI to find & subscribe to more movies you'll like - faster than any human can.
- **Invest in technology** that will intuitively make your TV experience way more intelligent.
- **Experience gamified TV streaming** experiences that will blow away the industry...

Yes, finally watch more of what you want and stop spending hours searching for it.

AI: THE $192 BILLION NICHE

60% OF GLOBAL CONSUMERS IS A BIG MARKET

What's the $192 Billion Niche? As stated above, 60% of streamers are demanding it. Only our solution can provide it. According to Statista, the global streaming market represents $96 billion, with $39 billion coming from the United States in 2023 alone. By 2030, streaming is projected as high as $321 billion, as other countries play catch up. That represents a $192 billion future opportunity for

whoever solves this problem.


40%
WANT FAMILY SAFE MOVIES
20% would pay more to get back made for TV movies
MANDALORIAN
Favorites
Your Interests
SAM HILL VS ATV
Your Music

THE $36 BILLION PASSION NICHE: In studies to understand what consumers actually want, 40% expressed a desire to bring back "made for TV" versions of movies they can watch with the whole family. Half of these viewers would either renew previously cut video subscriptions or pay more for edited versions of these films. This represents an estimated $36 billion in untapped revenue!

INVITE GRANDMA OVER FOR MOVIE NIGHT: Go ahead and watch that action film with the spears swords and colorful language with whoever you want. Your set boundaries will help you not offend grandma.

JOIN THE MOVEMENT

DON'T JUST BE AN INVESTOR.

BE AN INVENTOR.

Every investor receives ownership and a VOICE *in the company.* Yes, if TV is going to be the way you want it, we will need to LISTEN to our early investor

going to be the way you want it, we will need to LISTEN to our early investor ideas. Tell us what is important to you. Do you want interactive TV apps for your family game night? Do you want better parental controls? Want a single controller for surround sound and your TV set? How about a remote you can't lose? This is your opportunity to fix your TV experience.

Our BHAG is to democratize entertainment. Got a vision for your own invention or brand partnership channel on our AI TV network? Let's talk! We might even co-invest or patent your suggestion with you!

Plus, you get the following perks:

MYSTREME — TIER 1 — $100 +
$100 in Class CF Shares.
+
1-Month Subscription ($89 value)

MYSTREME — TIER 2 — $500 +
$500 in Class CF Shares.
+
5-Month Subscription ($445 value)

MYSTREME — Best Value — TIER 3 — $1,000 +
$1,000 in Class CF Shares.
+
1-Year Subscription plus
a MyStreme Sports Cap ($1117.00 value)

MYSTREME — TIER 4 — $5,000 +
$5,000 in Class CF Shares.
+
3-Year Subscription, a MyStreme Sports Cap,
and T-Shirt ($2,937 value)

MYSTREME — TIER 5 — $10,000 +
$10,000 in Class CF Shares.
+
7-Year Subscription, 3 MyStreme Sports Caps
and T-Shirts (6,853 value)

MYSTREME — TIER 6 — $100,000 +
$100,000 in Class CF Shares.
+
1-Lifetime Subscription
5 MyStreme Sports Caps and T-Shirts ($39,160)

TIER 7 — $1,000,000 +
$1,000,000 in Class CF Shares.

$1,000,000 in Class CF Shares.
+
1-Lifetime Subscription and 11 Lifetime Giftings Subscriptions,
12 MyStreme Sports Caps and T-Shirts ($469,920 value)

EVERY MOVIE.

EVERY TV SHOW.

EVERY SILLY CAT VIDEO.

OR NOT.

A MILLION CHANNELS AND NOTHING TO WATCH?

The average TV viewer spends six minutes trying to find something they like. And, half way through the average program, many viewers realize they wish they never started. Stop searching through unnecessary content, and stop getting those dirty looks from your wife. Yes, you can finally prevent those awkward moments on family movie night when your 4 year old says, "Daddy what does sh#* mean?"

TV TIME IS FAMILY TIME.

FAMILY TIME IS HEALTHY. BOUNDARIES ARE HEALTHY TOO.

Don't stop watching your favorite shows because of a few minutes of content you don't want. At the push of a button, *MyStreme's Boundaries AI* player will give

you the power to set and scale your unique boundaries for...

- *Drug Use*
- *Sexual content*
- *Violence*
- *Explicit language*
- *Nudity*
- *Political Views*

After you set your personalized Boundaries, MyStreme will serve up all the content you want to see, while you rest easy. The AI editor resides in the player, so your family has control over what you see and what you hear. You'll be able to watch any movie with any rating, and never see another chopped off head with your child in the room. Ugh. Kids can't unsee that!

SPECIAL DISCLAIMER: *Be careful how you dial up those controls. Game of Thrones, Vikings, Braveheart and Twilight could become short films :)*

You want to raise your own kids, and not leave that to the TV. So, of course, you'll have the option to create "kids" boundaries for time and content restrictions that you will not need to monitor. Your MyStreme TV Bot will be built to give you peace of mind.

REMEMBER "MADE FOR TV" VERSIONS OF FILMS?

IT'S BACK!

With *MyStream Boundaries AI*, you will set your player to watch all your favorite

films with the whole family again. The artificial intelligence player will customize or fast forward through content that is not mother approved. AI streaming will open a world of new family viewing possibilities – and we even have studio approval of our model. We've discovered Hollywood executives love the new revenue stream, especially when its compliant and honors the directors' rights. It's all about how we do it. Licensing with integrity. It's a proven model.

GET A UNIVERSAL STREAMING SEARCH

Stop searching Google for your next binge-worthy series. Forget about the wasted hours spent jumping from app to app wasting family time. MyStreme will bring every streaming service into one, easy to use app that is completely catered to you and your preferences.

IT'S ALL ABOUT YOU!

While every other streaming service is busy making content to entice their subscribers, MyStreme is focused completely on bringing you exactly what you want to watch from everything produced.

MyStreme will curate each viewer's favorite content from everywhere, putting you in the driver seat. From the most popular streaming providers, to live news and sports, and everything in between. If it's what you want to watch, it's what you're going to get.

That means the sports you watch (and play), your hobbies, faith, clubs, social media, music, schools, hometown, weather, will all be in one place, right next to your new favorite show or movie we know you've been dying to watch.

MyStreme's AI will serve up ALL the programming each viewer wants and ELIMINATES clutter.

AI ADVERTISING PREFERENCES

It's time for YOU to get something more out of the ad-watching experience.

For the first time, be paid to watch as many ads as you want, earn as much as you choose, and spend it on whatever you decide.

What about ads? We've created MyStreme Marketplace, a subscriber-directed area, where brands and consumers engage. This is how it will work:

- While brands can't see your personal information, they will see your MyStreme profile interests, and offer to pay you to watch their ads.
- Each ad you watch will earn you from a few cents to a few dollars, which will be immediately transferred into your account. You will even earn more if you engage the brand to request a sample, a coupon, do a test drive, or even make their day and purchase.
- You will then use your earnings to pay for your subscription, premium downloads, movie rentals, premium sports events, e-games...purchase almost anything available on the internet, or request we transfer part or all of your earnings to you.

Just when brands and their most likely consumers were finding it more challenging to connect, MyStreme makes it better for everyone.

A PROVEN MEDIA-TECH TEAM



Robert Ghim | Founder | International CEO

Robert is renown for his achievements in the world of international business, mergers and acquisitions, and project capitalization.

Robert's professional career started over three decades ago as a newly commissioned Ensign on board the USS Camden. Since then, Robert served as a top executive officer of many distinguished organizations around the globe. Many years of upholding the responsibilities of top management positions have taught Robert how challenging it is to transform complex organizational goals into reality.

Robert has served as the Head of Strategic Planning for Dongwha Group in South Korea, Managing Director/CEO of Genesis Advisors after being recruited by Lennox Global Financial, and the CEO of iCommunication Dynamics. Over the years, he has had high-level involvement in mergers and acquisitions between major corporations, the development of proprietary technology, and the execution of strategic action plans aimed at positioning companies to weather extreme market fluctuations and remain viable.

Robert holds an Executive MBA degree from Brown University; a CFP designation program from Bryant University, is fluent in Korean and holds FINRA series 7 and 66 licenses.



Chuck Hasek | Founder | North American CEO

Chuck is a technology innovator who has delivered industry firsts in every role—designing, building, and deploying robust and highly scalable platforms that advance the state of the art in media and communication services. Chuck thrives in climates of uncertainty. From startups to new technology introductions, he's seen and done what others see as impossible.

Chuck is an expert in managing businesses, technologies, and people. As the VP of Video Technology at T-Mobile, Chuck helped develop T-Mobile's first video service and comprehensive OTT streaming service offered in conjunction with mobile phone and fixed wireless home internet service. And before that, Chuck led the charge in developing a first-of-its-kind IP video service combining local and multi-platform streaming content into a single source, and helped develop a groundbreaking video streaming service for Time Warner Cable, giving

customers control over where, when, and on what device to view content.

Chuck has a Bachelor of Science in Computer Engineering, 64 granted US patents covering a wide variety of media and telecommunications technology areas, and has won 7 Technical Emmy Awards as a key contributor.

MyStreme is a company of OneDoor Studios

OneDoor has been changing the way major, studio-level motion pictures are made, giving everyday investors a chance to help develop globally released films. After raising over $3 million for multiple film projects, OneDoor is ready to launch another game changing venture, this time, in the world of streaming.



John J. Lee, Jr. | MyStreme Founder and Chairman | CEO of OneDoor Studios

Successfully led the vision, launch and/or expansion of five entertainment and

media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.

As a MyStreme founder, John participated in originating and developing its services, global business and funding models, forecasts, and the MyStreme executive team.



Stephen Wollwerth | MyStreme Founder | Executive VP and CCO of OneDoor Studios

Stephen is a seasoned writer, director, producer, cinematographer and editor. His content has been seen all over the world, and includes productions for Fox Sports, National Geographic, and a PBS Docuseries watched by millions.

As a MyStreme founder, Stephen produced almost all of its promotional materials in-house, and has been the creative mind behind MyStreme's branding and corporate image.



Jason Brents | MyStreme Founder | President and COO of OneDoor Studios

As OneDoor's President and COO, Jason continues to oversee all of its entities, developing and producing their in-house story properties and connecting OneDoor Studios with its various production partners, helping set OneDoor's development funding and bank production financing.

As a MyStreme founder, Jason was integral in connecting the company to some of its most important partners to date, and helped to develop MyStreme's innovative fundraising strategies.





Daniel Brian Cobb | MyStreme CMO | Founder and CEO of Daniel Brian Advertising and PostMonster.com

Emmy Award winning producer for prime time TV and founder of a leading ad agency for feature films and retail marketing, Daniel has developed and managed $500 million in advertising over 30 years – growing countless businesses and entertainment properties by billions of dollars.

MARTECH INNOVATOR: Daniel co-developed PartnersHub, the influencer engagement platform for Disney including Winnie-the-Pooh and **Tangled** and setting the viral marketing record for generating 300 million organic page views for Warner Bros. **The Hobbit**.

Notable media patents and implementations include the streaming TV interface (Patent No. 10231019), PizzaAndAMovie.com with Paramount Home Video, **Center Stage** at Chick-fil-A, **Hyperlocal Digital Media** used by hundreds of Papa Johns franchisees, **PostMonster** used by Penske Automotive and the Kasasa AdBox, recently deployed to 600 banks to automate advertising with artificial intelligence.

AUTHOR/SPEAKER: Author of **Surfing the Black Wave**, Daniel has contributed as a writer for the Forbes Agency Council, and is followed by more than 13,000 advertisers on **Linkedin**. Daniel often teaches at his alma mater, Michigan State University, while his book is an annual curriculum at the U of M as well as **marketing webinars** and study groups at Rocket Mortgage.

BOARD MEMBERSHIPS:

Make-A-Wish Foundation

Henry Ford Heart & Vascular Institute

Promise Village Home for Children

Missions.Me: Angel House Orphanages

Love Has No Limits: One Day LA, One Day Houston

Risks & Challenges

Competing with Streaming Giants

All signs point to someone creating a service like MyStreme in the near future. So we know we'll be entering a space with some massive companies, all vying for a piece of a very large pie. That's why we don't plan on making any enemies. We want to give streamers and content creators the majority of each subscription that comes in, and each content provider will be paid based on the actual amount of time spent viewing their content. That way, everyone wins!

Building Something Big

MyStreme has a lot of big ideas. From using AI to curate your recommendations and set your boundaries, to reinventing advertising into something you enjoy, we know how much work it will be to bring everything to life. That's why we've put together a team that has done it before. MyStreme's executive team has created and launched highly-complex streaming platforms within a limited timeframe, and has the experience and expertise to bring this new platform to the world.